# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ATS AUTOMATION TOOLING SYSTEMS INC, CIK 0001405196
CUSIP: 00217Y104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 250 ROYAL OAK RD., 250 ROYAL OAK RD., CAMBRIDGE, ONTARIO, Ontario Canada (A6), N3H 4R6
Date of event which requires filing of this statement: 7/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001361974-25-000002
Filed by CIK 0001361974

## Reporting persons
- Beutel, Goodman & Co Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 4,750,025; shared voting power 0; sole dispositive power 4,796,922; shared dispositive power 0; aggregate amount beneficially owned 4,796,922 (4.9% of the class)

## Item 1. Issuer
Name of issuer: ATS AUTOMATION TOOLING SYSTEMS INC
Address of issuer's principal executive offices: 250 ROYAL OAK RD., 250 ROYAL OAK RD., CAMBRIDGE, ONTARIO, ONTARIO, CANADA, N3H 4R6.

## Item 2. Person Filing
Name of person filing: Beutel, Goodman & Company Ltd.
Address of principal business office or, if none, residence:
20 Eglinton Ave. W., Suite 2000
Toronto, Ontario, M4R 1K8, Canada
Citizenship: Canadian incorporated company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,796,922
Percent of class: 4.8895
Sole power to vote or to direct the vote: 4,750,025
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,796,922
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Beutel, Goodman & Co Ltd.: Michal Pomotov, CCO & General Counsel (08/07/2026)